May 9, 2025

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avidia Bancorp, Inc.

  Registration Statement on Form S-1 (Commission File No. 333-285815)

  Request for Acceleration of Effective Date

To Whom It May Concern:

Avidia Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 13, 2025, at 11:00 a.m., Eastern time, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

Robert D. Cozzone
President and Chief Executive Officer